EXHIBIT 99.1
                                                                ------------
                         Questar Assessment, Inc.
                          4 Hardscrabble Heights
                         Brewster, NY  10509-0382


For further Information:

At Questar:                             At The Investor Relations Company:
Andrew L. Simon, President & CEO        Mike Arneth or
845-277-8100                            Tad Gage
asimon@tasa.com                         (312) 245-2700

FOR IMMEDIATE RELEASE


   QUESTAR ASSESSMENT REPORTS STRONG EARNINGS AND REVENUE FOR SECOND QUARTER,
                         FIRST HALF OF FISCAL 2007


        *   Posts Second Quarter Fully Diluted EPS of 36 Cents
        *   Operating Income Reaches $3.5 Million vs. Prior Year Loss
        *   Increased Efficiencies Result in Gross Margin of 55 Percent
        *   EBITDA Grows to $4.7 Million

Brewster, New York, June 14, 2007 - Questar Assessment, Inc. (OTCBB: QUSA) today reported strong increases in revenue, EBITDA * (earnings before interest, taxes, depreciation and amortization) and net income for the second quarter of fiscal 2007. Revenues in the second quarter ended April 30, 2007 increased 365% to $16.2 million from $3.5 million in the second quarter of 2006. Revenues for the six months ended April 30, 2007 increased 293% to $25.8 million from $6.6 million in the second quarter of 2006.

Effective May 31, 2006, the Company acquired Questar Educational Systems, Inc. ("QES"). That acquisition along with organic growth from the Company's existing revenue sources fueled both the six-month and quarterly revenue increases. Proforma revenue increased 9% from $23.7 million to $25.8 million for the six months ended April 30, 2007. Pro forma revenue increased 7% for the quarter ended April 30, 2007 from $15.1 million to $16.2 million.

"Our second quarter results are a reaffirmation that our organization made the appropriate decision when we acquired Questar Educational Systems last year," said Andrew L. Simon, president and CEO. "The integration of QES into the existing organization is starting to achieve meaningful results and we are taking advantage of our new scale.

The Company's second quarter performance is an especially good example of
that successful integration.   "Our business has seasonality associated
with it," Simon explained. "The February through June period is our busiest since we follow the school year calendar. During such periods, it is vital that we are 'clicking on all cylinders.' Our results during this recent peak cycle will ensure that all of our constituencies, including our clients and shareholders, are beneficiaries of our performance. We provide - and will continue to provide - exceptional customer service and execution, which will always translate into financial success for an organization."

Simon further stated: "We recorded net income of $1,871,296, or $.36 per diluted share on 5,132,154 shares outstanding, in the second quarter.
This record net income level during the current quarter has been achieved despite the fact that we amortized $650,000 in expense due to the recognition of certain intangible value associated with customer contracts acquired from QES. This amortization expense reduced second quarter fully diluted earnings per share by $.07. As we have previously discussed, we feel the best indicator for our financial performance is EBITDA *. Our EBITDA for the six months ended April 30, 2007 was $5.1 million or $.99 cents per fully diluted share."

* - EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S. or by GAAP, and should not be considered an alternative to net income, or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or a measure of liquidity.


PRO FORMA RESULTS (beginning of earliest reported period - November 1, 2005)

On a comparative pro forma basis, after giving effect to the Questar acquisition as of the earliest reporting period November 1, 2005, EBITDA increased to $4.7 million in the current quarter from approximately $3.2 million in the second quarter of last year. Comparative pro forma revenues increased to $16.2 million this quarter from $15.1 million in the second quarter a year ago. Pro forma EBITDA per fully diluted share for the second quarter fiscal 2007 was $.91 versus a pro forma $.63 for the second quarter a year earlier.

GROSS MARGINS / OVERHEAD COSTS

"Gross margin in the second quarter was 55%," Simon stated. "This was slightly higher than we anticipated because we have begun to achieve some efficiency due to our new internal capabilities. I still believe as we continue to mature as a fully integrated company we will be able to leverage margins, selling and overhead costs even more effectively than we have witnessed to date."

MANAGEMENT COMMENTS

Simon concluded: "This has been an outstanding quarter for our company in many ways. The fiscal results for the current quarter demonstrate that the work done by our employees and management and their accomplishments since the QES acquisition are now paying dividends." As we are winding down the critical execution phase of our current project season, we will turn our undivided attention to adding new business opportunities for future years as well as reevaluating all systems to enhance efficiencies and our performance to our customer base. We have now demonstrated that we can deliver results, and I am confident that state governments along with other business partners will look to Questar Assessment as an industry leader."

CONFERENCE CALL Thursday June 14, 2007 at 11:00 a.m. EDT
Management will host a conference call this morning to discuss second quarter fiscal 2007 results. The call is scheduled to begin at 11:00 a.m. EDT. Participants may dial: 1-201-689-8471 for the live call. The call will also be web cast live and archived for three months. The web cast can be accessed at: http://viavid.net/dce.aspx?sid=000040A5

ABOUT QUESTAR ASSESSMENT, INC. (formerly TASA)
Questar Assessment, Inc. headquartered in Brewster, N.Y., offers a comprehensive suite of educational assessment solutions to states, schools, school districts and to third parties. As one of the nation's leading providers, Questar provides products and services that range from test design, development, calibration, and psychometric services through print production, distribution, scanning, scoring, reporting, and data analysis services. To meet the requirements in electronic assessment, Questar offers on-line testing services to schools and educational entities in the K-12 market as well as customized assessment engines for curriculum providers. For more information, visit the company's new website at www.questarai.com.

Statements contained in this release that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company's reports filed with The Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.


                             Tables Follow ...

                            QUESTAR ASSESSMENT, INC.
                                AND SUBSIDIARIES



                     CONDENSED CONSOLIDATED BALANCE SHEETS




                                                 April 30,         October 31,
                                                   2007               2006
                                                   ----               ----
                                                (Unaudited)

ASSETS
------

Current assets:
  Cash and cash equivalents                    $ 1,786,408         $  789,288
  Restricted cash                                   33,723             20,307
  Accounts receivable, net of allowance
   for doubtful accounts of $33,000              9,414,427          8,611,587
  Inventories - net of reserve                     335,451            545,362
  Prepaid expenses and other current assets        617,287            496,509
  Deferred income taxes                            426,079            364,031
                                               -----------         ----------

     Total current assets                       12,613,375         10,827,084


Property and equipment - net of
 accumulated depreciation of $1,621,000
 and $1,013,000, respectively                    4,011,036          3,734,227


Other assets:
  Test passage bank and test development,
   net of accumulated amortization of
   $4,651,000 and $4,509,000,
   respectively                                  2,501,470          2,335,670
  Non-compete agreements, net of
   accumulated amortization of
   $96,000 and $44,000, respectively               263,049            315,659
  Customer contracts, net of accumulated
   amortization of $1,633,000
   and $377,000, respectively                    2,866,689          4,122,678
  Goodwill                                      13,199,154         13,647,586
  Deferred income taxes                            825,672          1,325,379
  Other assets                                     312,586            349,832
                                               -----------        -----------

     Total assets                              $36,593,031        $36,658,115
                                               ===========        ===========

                            QUESTAR ASSESSMENT, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)







                                                 April 30,         October 31,
                                                   2007               2006
                                                   ----               ----
                                                (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current liabilities:
  Revolving credit agreement                    $       --         $1,774,819
  Current maturities of long-term debt           1,778,255          1,459,502
  Accounts payable                               2,446,273          2,794,301
  Income tax payable                               915,251            204,319
  Accrued expenses                               2,654,118          1,996,161
  Billings in excess of costs                           --            470,490
  Deferred gain on sale of building -
   current portion                                 125,438            125,438
                                                ----------         ----------

     Total current liabilities                   7,919,335          8,825,030


Long-term debt:
  Long-term debt, less current maturities       11,493,562         12,405,735
  Interest rate swap agreement                      55,239             77,155
  Deferred gain on sale of building, net
   of current portion                              648,098            710,817
                                               -----------         ----------

     Total liabilities                          20,116,234         22,018,737
                                               -----------         ----------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.0001 par value,
   5,000,000 shares authorized;
   1,888,888 shares issued and
   outstanding                                         189                189
  Common stock, $.0001 par value,
   20,000,000 shares authorized;
   3,069,048 and 2,946,047 shares issued
   and outstanding, respectively                       307                295
  Additional paid-in capital                    15,491,003         15,069,034
  Retained earnings (deficit)                      985,298           (430,140)
                                               -----------        -----------

     Total stockholders' equity                 16,476,797         14,639,378
                                               -----------        -----------

Total liabilities and stockholders' equity     $36,593,031        $36,658,115
                                               ===========        ===========

                            QUESTAR ASSESSMENT, INC.
                                AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)


                                  Six Months Ended     Six Months Ended      Three Months Ended      Three Months Ended
                                  ----------------     ----------------      ------------------      ------------------
                                   April 30, 2007       April 30, 2006         April 30, 2007          April 30, 2006
                                   --------------       -------------         --------------          --------------
                                                      (Restated - Note 1)                           (Restated - Note 1)


Net revenue earned                  $25,791,176           $6,555,717            $16,199,163             $3,481,703


Cost of goods sold                   12,465,925            4,232,592              7,262,783              2,269,113
                                    -----------           ----------            -----------             ----------

Gross profit                         13,325,251            2,323,125              8,936,380              1,212,590
                                    -----------           ----------            -----------             ----------

Operating expenses:
  Selling                             1,197,497              892,952                615,538                543,235
  Depreciation and amortization       1,956,246              120,715              1,027,655                 58,946
  General and administrative          7,190,657            2,053,240              3,750,552              1,069,735
                                    -----------           ----------            -----------             ----------

Total operating expenses             10,344,400            3,066,907              5,393,745              1,671,916
                                    -----------           ----------            -----------             ----------

Income (loss) from operations         2,980,851             (743,782)             3,542,635               (459,326)

Other income (expense):
  Gain on sale of assets/
   leaseback of building                 95,356               62,720                 31,360                 31,360
  Interest income                         3,633                4,778                  3,264                    876
  Interest expense                     (515,810)             (47,040)              (273,703)               (22,934)
                                    -----------           ----------            -----------             ----------

Income (loss) before income taxes     2,564,030             (723,324)             3,303,556               (450,024)

Income tax provision (benefit)        1,148,591             (270,992)             1,432,260               (167,540)
                                    -----------           ----------            -----------             ----------

Net income (loss)                   $ 1,415,439           $ (452,332)           $ 1,871,296           $   (282,484)
                                    -----------           ----------            -----------             ----------


                            QUESTAR ASSESSMENT, INC.
                                AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Continued)
                                  (Unaudited)





                                  Six Months Ended     Six Months Ended      Three Months Ended      Three Months Ended
                                  ----------------     ----------------      ------------------      ------------------
                                   April 30, 2007       April 30, 2006         April 30, 2007          April 30, 2006
                                   --------------       -------------         --------------          --------------
                                                      (Restated - Note 1)                           (Restated - Note 1)


Weighted average number of
 common and convertible
 preferred shares outstanding:
 Basic                               4,897,533              2,911,351             4,929,249              2,913,018
 Diluted                             5,100,438              2,911,351             5,132,154              2,913,018






Net income (loss) per
 common share:
 Basic                              $      .29             $    (.16)            $      .38             $     (.10)
 Diluted                            $      .28             $    (.16)            $      .36             $     (.10)


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